EXHIBIT 99.10

Exeter Resource Corporation

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Exeter Resource Corporation

This letter is being filed as the consent of Arnold van der Heyden to being named in the Annual Information Form and/or Management Discussion and Analysis of Exeter Resource Corporation (the “Company”) for the year ended December 31, 2007 (together, the “Annual Information”), and to the inclusion by reference to reports prepared by me (the “Reports”) and of extracts from or a summary of the Reports in the written disclosure contained in the Annual Information, Annual Report on Form 40-F or any other documents incorporated by reference therein.

I hereby confirm that I have read the written disclosure of the Reports and extracts from or a summary of the Reports contained in the Annual Information and have no reason to believe that there are any misrepresentations in the information contained therein that (a) are derived from the Reports, or (b) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, filed on March 31, 2008, and any amendment thereto.

Sincerely,

/s/ Arnold van der Heyden

Arnold van der Heyden

Date: March 31, 2008